

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 1, 2010

By U.S. Mail and Facsimile to: (718) 709-3639

Edward Barnes
Executive Vice President and Chief Financial Officer
JetBlue Airways Corporation
118-29 Queens Boulevard
Forest Hills, New York 11375

> **Re:**   **JetBlue Airways Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 5, 2010**
> **File No. 000-49728**

Dear Mr. Barnes:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Max Webb
Assistant Director